

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

November 15, 2007

VIA U.S. MAIL AND FAX (913) 234-5654

Mr. Douglas E. Nickerson
Chief Financial Officer
QC Holdings Inc.
9401 Indian Creek Parkway, Suite 1500
Overland Park, Kansas 66210

>   **Re: QC Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 14, 2007**
>   **File No. 0-50840**

Dear Mr. Nickerson:

   We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Larry Spirgel
>   Assistant Director

cc: Catherine E. K. Wood, Gilmore & Bell- via FAX (816) 221-1018